

May 26, 2009

Sandra J. Hall
President and CEO
Eugenic Corp.
1 King Street West
Suite 1505
Toronto, Ontario
Canada, M5H 1A1
Fax: 416.364.8244

> **Re:** **Eugenic Corp.**
> **Registration Statement on Form 20-F**
> **Filed April 29, 2009**
> **File No. 0-53646**

Dear Ms. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3.   Please provide updated disclosure with each amendment. For example, given the current economic environment the statement at page 39 that "during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry" seems outdated.

4.   Please avoid the use of repetitive disclosure. For example, we note that share capital is discussed in two different places in your filing.

Risk Factors, page 8

5.   Please eliminate statements that mitigate the risk you present. For example, rather than stating that there can be no assurance or no guarantee of a particular outcome revise to state the extent of each risk plainly and directly.

History and Development of the Company, page 15

6.   Please provide all of the information required by Item 4.A.3, including the legislation under which you operate and the address and telephone number of your registered office.

Operating and Financial Review and Prospects, page 23

Share Capital, page 32

7.   Please disclose the number of shares that are issued and fully paid and issued but not fully paid. See Item 10.A.1.(b) of Form 20-F.

August 31, 2008-2007

8.   We note your statement at page 34 that "[f]or the year ended August 31, 2008 revenue decreased compared to revenue in the comparable period in 2007 primarily a result of decreased natural gas sales volumes." We further note your statement at page 36 that the decrease in revenue for this period was due to "a decrease in natural gas sales volumes and decreased commodity prices received." Please reconcile. In addition, where two or more factors contributed to a material change, quantify the impact of each factor.

November 30, 2008-2007

9.   We note your statement that "[t]he decrease in assets for the three months ended November 30, 2008 was primarily attributed to a decrease which was partially offset by an increase in accounts receivable." Please indicate the factor that led to the decrease in assets.

Depletion, page 36

10.   We note that between August 31, 2008 and August 31, 2007 depletion decreased and that it increased between August 31, 2007 and August 31, 2006. We further note that both the increase and decrease were attributed to production declines. Please explain how production declines attributed to an increase and decrease in depletion, respectively.

Safe Harbor, page 40

11.   Please note that the safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act only applies to forward-looking information provided pursuant to Item 5.E and F of Form 20-F. See Item 5.G of Form 20-F. Please eliminate the suggestion that the safe harbor applies to all of Item 5.

Directors and Senior Management, page 41

12.   Please indicate whether Ms. Hall devotes less than 100% of her time to your business. If so, please also include a risk factor addressing the impact on your company arising from the fact that she is also involved with other businesses.

13.   Please briefly describe the business engaged in by EnerNorth.

Audit Committee, page 46

14.   We note that your audit committee is to be comprised of at least three directors, but that it only includes two directors. Please advise or revise.

Major Shareholders, page 51

15.   Please indicate whether your major shareholders have different voting rights, or provide an appropriate negative statement. See Item 7.A.1.(c) of Form 20-F.

Material Contracts, page 59

16.   Please indicate that you have provided a summary of your material contracts for the previous two years and, if you have not, provide such disclosure.

Taxation, page 60

17.   Please eliminate any suggestion that the discussion of tax consequence is a summary. In addition, it is inappropriate to indicate that holders should consult their own tax advisors, although you may suggest this course of action.

Dividends and Paying Agents, page 64

18.   If material, please provide the information required by Item 10.F of Form 20-F. In addition, it is inappropriate to indicate that Item 10.F does not apply to this registration statement.

Pro Forma Financial Statements, page F-37

General

19.   Please arrange the ordering of your Pro Forma financial statements in a manner consistent with that of your interim and annual financial statements. Please also add an introductory paragraph with the information prescribed under Rule 11-02(b)(2) of Regulation S-X.

20.   We note that you have presented pro forma balance sheets as of November 30, 2008 and August 31, 2008. Please adhere to the guidance in Rule 11-02(c)(1) of Regulation S-X by presenting only a pro forma balance sheet as of the end of the most recent period for which historical financial statements are included in your filing.

21.   We note that your Pro Forma Balance Sheet includes an adjustment to increase
        the basis of your oil and gas interests as a result of the application of purchase
        accounting. However, it does not appear as though you have given effect to the
        related depletion of this asset in your adjustments to your Pro Forma Statement of
        Operations for either the annual or interim periods. Please explain this
        inconsistency or include an adjustment for depletion in both your annual and
        interim pro forma financial statements.

22.   Please provide pro forma SFAS 69 reserve information covering the acquisition
        of 1354166 Alberta Ltd., following the guidance IRQ 6 of SAB Topic 2:D.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Craig Arakawa at (202) 551-3650 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or Michael Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director